Exhibit 11, Form 10-Q
Commission File Number 000-22567

The WMF Group, Ltd.

Statement re Computation of Per Share Earnings (Unaudited)
(Dollars in thousands, except per share amounts)

	For the Three Months Ended September 30,		For the Nine Months Ended September 30,
	1999	1998	1999	1998

Net income (loss)	$1,540	$(30,223)	$450	$(33,927)

Weighted average shares of common stock used for Basic computation	11,055,211	5,270,398	10,132,586	5,198,973

Weighted average shares of common stock	11,055,211	5,270,398	10,132,586	5,198,973
Diluted adjustment:
Assumed exercise of options and warrants (treasury stock method)	—	—	—	—

Total weighted average shares and equivalents used for Diluted computation	11,055,211	5,270,398	10,132,586	5,198,973

Income (Loss) Per Common Share:
Net income (loss) per common share—Basic	$.14	$(5.73)	$.04	$(6.53)

Net income (loss) per common share—Diluted	$.14	$(5.73)	$.04	$(6.53)